SECURITI[redacted]MISSION

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SEC
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MAY 30 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-42793

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING APRIL 1, 2011 (MM/DD/YY) AND ENDING MARCH 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **EURO-AMERICAN EQUITIES, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4327 FOREST AVENUE S.E.
(No. and Street)

MERCER ISLAND	WASHINGTON	98040
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
THOMAS CHENOWETH 206-232-9290
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	FLORIDA	32751
(Address and City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, THOMAS CHENOWETH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or EURO-AMERICAN EQUITIES, INC., as of MARCH 31, 2012 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT
Title

Public Notary

Notary Public
State of Washington
DANIEL C BELTS
MY COMMISSION EXPIRES
April 01, 2015

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

EURO-AMERICAN EQUITIES, INC.

FINANCIAL STATEMENTS

MARCH 31, 2012

EURO-AMERICAN EQUITIES, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED MARCH 31, 2012

TABLE OF CONTENTS

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder
Euro-American Equities, Inc.
Mercer Island, Washington

We have audited the accompanying statement of financial condition of Euro-American Equities, Inc. as of March 31, 2012, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Euro-American Equities, Inc. as of March 31, 2012, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary information contained in the Schedules presented on page 11 & 12 required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ohab and Company, PA

Maitland, Florida
May 25, 2012

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF FINANCIAL CONDITION
MARCH 31, 2012

ASSETS

Assets:		
Cash	$	3,914
Commissions receivable		59
Investments		12,126
Other assets		87
Total assets	$	16,186

STOCKHOLDER'S EQUITY

Common stock, no par value; 1,000 shares authorized, issued and outstanding	$	5,000
Additional paid-in capital		23,559
Deficit		(12,167)
Accumulated other comprehensive income		(206)
Total Stockholders' Equity		16,186

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED MARCH 31, 2012

Revenues:	
Commissions	$ 32,626
Total revenues	32,626
Expenses:	
Commission	5,399
Professional fees	2,812
Rent	21,285
Telephone	3,214
Other operating expenses	6,841
Total expenses	39,551
Net loss	(6,925)
Other comprehensive income	
Unrealized gain on investmens, net of taxes	(689)
Comprehensive income (loss)	$ (7,614)

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MARCH 31, 2012

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total
	Shares	Amount				
Balances, March 31, 2011	1,000	$ 5,000	$ 23,559	$ (5,242)	$ 483	$ 23,800
Net income (loss)	-	-	-	(6,925)	(689)	(7,614)
Balances, March 31, 2012	1,000	$ 5,000	$ 23,559	$ (12,167)	$ (206)	$ 16,186

The accompanying notes are an integral part of these financial statements

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS FOR THE YEAR ENDED MARCH 31, 2012

Subordinated borrowings at April 1, 2011	$	-
Increases		-
Decreases		-
Subordinated borrowings at March 31, 2012	$	-

The accompanying notes are an integral part of these financial statements.

EURO-AMERICAN EQUITIES, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MARCH 31, 2012

Cash flows from operating activities:		
Net income (loss)	$	(6,925)
Adjustments to reconcile net income to net cash flows used by operating activities:		
(Increase) decrease in:		
Commissions receivable		53
Investments		7,730
Other assets		1
Net cash provided in operating activities		859
Effect of unrealized gains on investments, net of taxes		(689)
Net increase in cash and cash equivalents		170
Cash and cash equivalents at beginning of period		3,744
Cash and cash equivalents at end of period	$	3,914

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Euro-American Equities, Inc. (the Company), a Washington corporation, began operations in June 1990. The Company is a registered securities broker-dealer selling mutual funds, variable annuities and direct placements.

As is typical in the industry, the Company engages in activities with various financial institutions and brokers. In the event these counter parties do not fulfill their obligations, the Company may be exposed to risks.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At March 31, 2012, the Company had no uninsured cash balances.

Commission revenue

The Company records revenue and related expenses on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company files a federal income tax return. For financial statement purposes, the Company presents income tax information as if it filed a separate income tax return. The Company utilizes the asset and liability method of accounting for income taxes as prescribed by Accounting Standards Codification 740 – Income Taxes. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized as income in the period that includes the enactment date.

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 1 – Summary of Significant Accounting Policies

Investments and Valuation of Investments

The Company's investments are classified as available-for-sale-securities and are considered to be held for an indefinite period. Securities investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities. Available-for-sale securities are recorded at fair value on the statement of financial condition, with the change in fair value excluded from earnings and recorded as a component of other comprehensive income (loss) included in shareholders' equity. Unrealized holding gain (loss) on such securities was $(689) for the year ended March 31, 2012.

Realized gains or losses are recorded upon disposition of investments calculated based upon the difference between the proceeds and the cost basis determined using the specific identification method.

The Company values its investments in accordance with Accounting Standards Codification 820 – Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

> Level 1 – Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.
>
> Level 2 – Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.
>
> Level 3 – Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities

Note 1 – Summary of Significant Accounting Policies

Investments and Valuation of Investments (continued)

existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Company values its securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year. Changes in fair value are reflected in the Company's statement of operations.

The Company values investments in mutual funds based upon the mutual fund's daily ending net asset value. The mutual fund's net asset value is determined as of the close of the New York Stock Exchange normally 4:00 P.M. Eastern time, on each day the Exchange is open for trading. These investments are considered Level 1 of the fair value hierarchy.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At March 31, 2012, the Company had excess net capital of $9,280 and a net capital ratio (aggregate of indebtedness to net capital) was 0.00 to 1.

Note 3 – Commitments and Related Party Transactions

All of the Company's revenue is generated from financial products sold by the stockholders of the Company. Commissions paid or accrued to these shareholders during the year ended March 31, 2012 totaled $5,399.

In January 2010, the Company entered into an indefinite lease agreement for office space from its stockholder. The monthly lease payment is $1,833. The Company paid varying amounts for the year ended March 31, 2012 depending on cash flow. There is nothing due the stockholder if the amount paid is less than the agreement.

The Company incurred rental expense of $21,285 during the year ended March 31, 2012.

Note 4 - Income Taxes

For the period ended March 31, 2012, the Company did not record an income tax provision. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Deferred tax liabilities	$	-
Deferred tax assets	$	88

Note 5 – Financial Instruments, Off-Balance Sheet Risks and Contingencies

The Company has purchased securities for its own account and may incur losses if the fair value of these securities decline subsequent to March 31, 2012.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company does not have deposits in banks in excess of the FDIC insured amount of $250,000 at March 31, 2012.

Note 6 – Fair Value Measurements

The following table presents information about the Company's assets measured at fair value as of March 31, 2012.

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of March 31, 2012
Assets				
Securities, at fair value	$ 12,126	$ -	$ -	$ 12,126

Note 7 – Subsequent Events

The Company has evaluated subsequent events through May 25, 2012, the date the financial statements were available to be issued and has determined that the Company had no events occurring subsequent to March 31, 2012 requiring disclosure.

EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1 AND RECONCILIATION OF NET CAPITAL PURSUANT TO SEC RULE 17a-5(d)(4)
AS OF MARCH 31, 2012

Computation of basic net capital requirements:		
Total member's equity qualified for net capital	$	16,186
Deductions:		
Non-allowable assets		
Other assets		87
Net capital before haircuts and securities positions		16,099
Haircuts:		
Securities positions		1,819
Net capital		14,280
Minimum net capital requirements:		
6 2/3% of total aggregate indebtedness ($0)		
Minimum dollar net capital for this broker-dealer ($5,000)		
Net capital requirement (greater of above two requirements)		5,000
Excess net capital	$	9,280

There are no material discrepancies existing between the above computation and the computation included in the Company's corresponding unaudited Form 17A-5 Part IIA filing. Accordingly, no reconciliation is deemed necessary.

EURO-AMERICAN EQUITIES, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF MARCH 31, 2012

Total aggregate indebtedness:	
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0.00% to 1

EURO-AMERICAN EQUITIES, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF MARCH 31, 2012

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (K) (1) of the Rule.

Ohab and Company, P.A.

Certified Public Accountants

100 East Sybelia Avenue, Suite 130
Maitland, FL 32751

E-Mail: ohabco@earthlink.net

Phone: 407-740-7311
Fax: 407-740-6441

**REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5
FOR A BROKER-DEALER CLAIMING AN EXEMPTION
FROM SEC RULE 15c3-3**

To the Board of Directors and Stockholder
Euro-American Equities, Inc.

In planning and performing our audit of the financial statements of Euro-American Equitites, Inc. (the Company) as of and for the year ended March 31, 2012, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Stockholders, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ohab and Company, PA

Maitland, Florida
May 25, 2012